UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
F.N.B. Corporation Progress Savings 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, PA 16148

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

F.N.B. Corporation Progress Savings 401(k) Plan

Date: June 28, 2006	/s/ Brian F. Lilly
Brian F. Lilly
Chief Financial Officer

Audited Financial Statements and
Supplemental Schedules
F.N.B. Corporation Progress Savings 401(k) Plan
Years Ended December 31, 2005 and 2004
With Reports of Independent Registered Public Accounting Firms

F.N.B. Corporation
Progress Savings 401(k) Plan
Audited Financial Statements
and Supplemental Schedules
Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm
Plan Administrator
F.N.B. Corporation Progress Savings 401(k) Plan
Hermitage, Pennsylvania
We have audited the accompanying statement of net assets available for benefits of the F.N.B. Corporation Progress Savings 401(k) Plan (the Plan) as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
Our audit of the Plan’s 2005 financial statements was conducted for the purpose of forming an opinion on the basic 2005 financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005 and the supplemental Schedule H, Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.
/s/ Crowe Chizek and Company LLC
South Bend, Indiana
June 13, 2006

Report of Independent Registered Public Accounting Firm
The Board of Directors
F.N.B. Corporation Progress Savings 401(k) Plan
We have audited the accompanying statement of net assets available for benefits of F.N.B. Corporation Progress Savings 401(k) Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
June 17, 2005

F.N.B. Corporation
Progress Savings 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Assets
Investments, at fair value:
Stable Value Fund	$7,542,981	$6,336,131
Interest in pooled separate accounts	22,911,315	18,797,977
F.N.B. Corporation common stock	12,002,744	11,564,176
Fifth Third Bancorp common stock	5,821,981	—
First National Bankshares of Florida, Inc. common stock	—	9,565,994
Participant loans	681,452	514,777

Net assets available for benefits	$48,960,473	$46,779,055

See accompanying notes.

F.N.B. Corporation
Progress Savings 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2005	2004

Additions
Investment income:
Dividend and interest income	$808,797	$900,900
Net depreciation in fair value of investments	(1,723,863)	(2,217,153)
Effect of spin-off (see Description of Plan)	—	8,277,343

Total investment income	(915,066)	6,961,090

Contributions:
Participant	4,224,409	3,695,190
Participant rollover	123,408	3,885,108
Employer	1,453,215	1,278,415

Total contributions	5,801,032	8,858,714

Total additions	4,885,966	15,819,804

Deductions
Distributions to participants or beneficiaries	2,614,483	4,758,460
Administrative expenses	90,065	51,985

Total deductions	2,704,548	4,810,445

Net additions	2,181,418	11,009,359

Net assets available for benefits:
Beginning of year	46,779,055	35,769,696

End of year	$48,960,473	$46,779,055

See accompanying notes.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
1. Description of Plan
The following description of the F.N.B. Corporation Progress Savings 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution 401(k) plan, covering all employees of F.N.B. Corporation (the Corporation), including the following subsidiaries: First National Bank of Pennsylvania; Regency Finance Company; First National Trust Company; First National Investment Services Company, LLC; F.N.B. Investment Advisors, Inc.; F.N.B. Capital Corporation, LLC and First National Insurance Agency, LLC. Effective January 1, 2004, F.N.B. Corporation spun off its Florida operations into a separate, independent public company, First National Bankshares of Florida, Inc. (FLB). As a result of the spin-off, F.N.B. Corporation stockholders received one share of FLB common stock for each share of the Corporation’s common stock owned. FLB common stock became an approved investment option in the Plan; however, no further contributions may be made into this investment option. Effective January 1, 2005, FLB was acquired by Fifth Third Bancorp (Fifth Third) and all FLB shares in the Plan were converted to Fifth Third shares. Employees who have completed 90 days of service and are age 21 or older are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
As a result of the Corporation acquiring NSD Bancorp, Inc. (NSD) and North East Bancshares, Inc. (NE) effective February 18, 2005, and October 7, 2005, respectively, employees who were active participants in the defined contribution plans of NSD and NE were permitted to immediately participate in the Plan. NSD and NE participants employed by the Corporation have not transferred any balances to the Plan as of December 31, 2005 as the former NSD and NE plans have yet to be terminated.
As a result of the Corporation acquiring Slippery Rock Financial Corporation (SRFC) effective October 8, 2004 and acquiring the assets of Morrell, Butz, and Junker, Inc. (MBJ) effective July 30, 2004, employees who were active participants in the defined contribution plans of SRFC and MBJ were permitted to immediately participate in the Plan. A total of $2,110,307 was transferred to the trustee for the Plan, representing the account balances of MBJ participants employed by the Corporation. This amount is included in participants’ rollover contributions in the accompanying 2004 Statement of Changes in Net Assets Available for Benefits. SRFC participants employed by the Corporation have not transferred any balances to the Plan as of December 31, 2005 as the former SRFC plan has yet to be terminated.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2005 and 2004
1. Description of Plan (continued)
Contributions
Participating employees may make voluntary pretax contributions to their accounts of up to 50% of their compensation. The Plan also allows participants who have attained age 50 by the end of the plan year to elect to make catch-up contributions in accordance with Code Section 414(v). The Corporation makes a matching contribution of 50% of the first 6% of a participant’s salary deferral contribution. The amount of matching contributions is a discretionary percentage and may be changed. The Corporation may also make discretionary contributions to the Plan from time to time.
Participants’ savings contributions and employer matching contributions are designated under a qualified deferral arrangement as allowed by Sections 401(k) and 401(m) of the Internal Revenue Code.
Principal Financial Group, Inc. (Principal) is the custodian of all of the Plan’s assets, with the exception of the F.N.B. Corporation, Fifth Third and FLB common stock. The First National Trust Company is the trustee and custodian for the F.N.B. Corporation, Fifth Third and FLB common stock.
The employer’s discretionary contributions are used to purchase the Corporation’s common stock. Participants who have attained age 55 are permitted to direct the trustee to invest the Corporation’s discretionary portion of their account into any other investment that may be permitted under the Plan.
Dividends on F.N.B. Corporation Common Stock
Dividends on F.N.B. Corporation common stock are automatically reinvested in the Plan for all participants. However, participants may make a special request to receive a cash distribution of dividend payments on F.N.B. Corporation common stock.
Participant Accounts
Each participant’s account is credited with their voluntary contribution and the employer’s matching contribution and an allocation of the Plan’s net earnings as defined by the Plan.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2005 and 2004
1. Description of Plan (continued)
Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are 100% vested in the employer’s matching contributions and actual earnings thereon after five years of service (see vesting schedule below):

Vesting Schedule
Years of Service	Percentage

1	20%
2	40%
3	60%
4	80%
5	100%
Cash dividends paid on F.N.B. Corporation common stock declared after March 1, 2003, are 100% vested regardless of years of service performed.
Forfeitures
Upon termination of a participant, the employer’s matching contribution to which the participant is not vested is segregated into a separate account until the participant incurs a five-year break in service upon which time such nonvested amount will be forfeited. Forfeited amounts are used to reduce the Plan’s administrative expenses. Any remaining balance is used by the employer to reduce future matching contributions. For the years ended December 31, 2005 and 2004, forfeitures totaled $69,668 and $25,479, respectively, and were used to reduce plan expenses.
Payment of Benefits
Upon termination of service, a participant with a vested account balance of less than $1,000 will receive a lump-sum amount equal to the vested value of his or her account. A participant who terminates service with a vested account balance of greater than $1,000 has two options: he or she may leave his or her account under the Plan or he or she may request a lump-sum distribution of the vested account balance. The Plan also permits distributions in the event of the participant’s permanent disability, death, early retirement (age 55), or attainment of normal retirement age as defined in the Plan.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2005 and 2004
1. Description of Plan (continued)
Participant Loans
Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.
Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, except for distributions which are recorded when paid by the trustee.
Valuation of Investments
The pooled separate account investments are valued at fair value. The dividends, interest, and realized and unrealized gains for the underlying funds are factored into the value of the separate account funds. The dollar value per unit of participation is determined by dividing the total value of the separate account by the total number of units of participation held in the separate account. Investments in guaranteed interest account are stated at their net asset value, based on the quoted market prices of the securities held in such funds. The common stock of the Corporation, Fifth Third and FLB is traded on a national exchange and is valued using last trading price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2005 and 2004
2. Summary of Significant Accounting Policies (continued)
Administrative Expenses
All administrative expenses of the Plan not absorbed by forfeitures, except for investment fees, are paid by the Corporation. Such expenses have historically been comprised of fees of audit, custody and recordkeeping services and have been immaterial in relation to the Corporation and the Plan.
Investment Income
Interest income from investments and loans to participants is recorded on an accrual basis. Dividend income is recorded on an accrual basis.
Contributions
Participant contributions are recorded in the month withheld from participants’ wages. Employer contributions are recorded in the same month.
Distributions to Participants
Distributions to participants are recorded when paid by the trustee.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in certain investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2005 and 2004
3. Investments
The following presents investments that represent 5% or more of the Plan’s net assets.

	December 31
	2005	2004

Gartmore Trust Company Stable Value Fund	$7,542,981	$6,336,131
Principal Large Capital Stock Index Account	4,995,526	4,459,590
Principal Medium Company Value Separate Account	3,864,577	2,362,724
Principal Diversified International Separate Account	2,887,991	**
F.N.B. Corporation common stock*	12,002,744	11,564,176
Fifth Third Bancorp common stock	5,821,981	—
First National Bankshares of Florida, Inc. common stock	—	9,565,994

*	Includes nonparticipant-directed investments of $6,716,516 and $6,354,120 at December 31, 2005 and 2004, respectively.

**	Amount did not exceed 5% or more of Plan net assets.
During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2005	2004

Pooled separate accounts	$1,591,783	$1,830,855
Common stock	(3,565,390)	(4,230,435)
Guaranteed interest account	249,744	182,427

	$(1,723,863)	$(2,217,153)

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2005 and 2004
4. Nonparticipant-Directed Investment
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed F.N.B. Corporation common stock is as follows:

	December 31
	2005	2004

Investments, at fair value:
F.N.B. Corporation common stock	$6,716,516	$6,354,120

	Year Ended
	December 31
	2005	2004

Beginning balance	$6,354,120	$9,582,882
Changes in net assets:
Employer contributions	1,453,215	1,278,415
Net depreciation in fair value of investments	(1,037,472)	(4,113,352)
Dividends	340,228	263,748
Distributions to participants or beneficiaries	(335,528)	(616,774)
Transfers to participant-directed investments	(9,119)	(23,914)
Administrative expenses	(48,928)	(16,885)

Ending balance	$6,716,516	$6,354,120

5. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated September 12, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended is qualified and the related trust is tax-exempt.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2005 and 2004
6. Parties-in-Interest Transactions
The First National Trust Company is the trustee and custodian for the F.N.B. Corporation, Fifth Third and FLB common stock. All administrative expenses of the Plan not absorbed by forfeitures are paid by the Corporation. Such expenses have historically been comprised of fees for audit, custody, and recordkeeping services. Administrative expenses paid by the Corporation on behalf of the Plan totaled $21,235 and $73,465 for plan years 2005 and 2004, respectively.
One of the investment options in the Plan is F.N.B. Corporation common stock. At December 31, 2005 and 2004, the Plan held an aggregate of 691,402 and 567,985 shares of F.N.B. Corporation common stock valued at $12,002,744 and $11,564,176, respectively. Dividends received on FNB Corporation common stock were $584,177 and $486,206 for plan years 2005 and 2004, respectively. Participant loans are also considered party-in-interest investments.
7. Subsequent Event
As a result of the Corporation acquiring The Legacy Bank (Legacy) effective May 26, 2006, employees who were active participants in the defined contribution plan of Legacy were permitted to immediately participate in the Plan.

Supplemental Schedules

F.N.B. Corporation
Progress Savings 401(k) Plan
EIN #25-1255406 Plan #002
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2005

(b)	(c)
Identity of Issue, Borrower,	Description of Investment Including Maturity Date,	(d)		(e)
(a) Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value

* Gartmore Trust Company	Stable Value Fund	*	*	$7,542,981

* Principal Financial Group, Inc.	Government and High Quality Bond Separate Account	*	*	1,436,488
	High Quality Interim-Term Bond Separate Account	*	*	2,339,199
	Large Capital Value II Separate Account	*	*	97,105
	Large Capital Stock Index Separate Account	*	*	4,995,526
	Medium Company Value Separate Account	*	*	3,864,577
	Total Market Stock Index Separate Account	*	*	921,919
	Russell LifePoints Conservative Strategy Separate Account	*	*	125,513
	Russell LifePoints Moderate Strategy Separate Account	*	*	353,335
	Russell LifePoints Balance Strategy Separate Account	*	*	751,016
	Russell LifePoints Aggressive Strategy Separate Account	*	*	331,785
	Russell LifePoints Equity Aggregate Strategy Separate Account	*	*	184,567
	Mid Cap Stock Index Separate Account	*	*	1,330,004
	Medium Capital Growth Separate Account	*	*	480,902
	Small Company Growth III Separate Account	*	*	59,398
	Small Company Value Separate Account	*	*	877,048
	Small Capital Stock Index Separate Account	*	*	1,716,568
	Diversified International Separate Account	*	*	2,887,991
	Large Capital Growth I Separate Account	*	*	158,374

				22,911,315

* F.N.B. Corporation	Common stock — nonparticipant directed	$9,685,933		6,716,516
	Common stock — participant directed	*	*	5,286,228

				12,002,744

Fifth Third Bancorp	Common stock	*	*	5,821,981

* Participant Loans	Interest rates ranging from 4.00% to 7.25% maturing through 2010	*	*	681,452

				$48,960,473

*	Indicates party in interest to the Plan.

**	Column (d) has not been presented as this information is not applicable for participant-directed investments.

F.N.B. Corporation
Progress Savings 401(k) Plan
EIN #25-1255406 Plan #002
Schedule H, Line 4j – Schedule of Reportable Transactions
Year Ended December 31, 2005

					(h)
					Current
	(b)				Value of
(a)	Description of Assets	(c)	(d)	(g)	Asset on	(i)
Identity of	Including Interest Rate and	Purchase	Selling	Cost of	Transaction	Net Gain
Party Involved	Maturity in Case of a Loan	Price	Price	Asset	Date	or (Loss)

Category (iii) — Series of transactions in excess of 5% of plan assets
F.N.B. Corporation	Common Stock	$2,154,232		$2,154,232	$2,154,232	$–
F.N.B. Corporation	Common Stock		$754,349	$1,060,245	$754,349	$(305,896)
There were no category (i), (ii), or (iv) reportable transactions during 2005.
Columns (e) and (f) have not been presented as this information is not applicable.